UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AmeriCredit Corp.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of class of securities)
03060R101
(CUSIP number)

Joseph A. Orlando

Vice President and Chief Financial Officer

Leucadia National Corporation

315 Park Avenue South

New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
July 28, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 03060R101	13D	Page 2

1.	NAME OF REPORTING PERSON:		Leucadia National Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	30,347,240
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	30,347,240
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		30,347,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.3%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 3

1.	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	30,347,240
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	30,347,240
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		30,347,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.3%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 4

1.	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	30,347,240
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	30,347,240
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		30,347,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.3%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 5

1.	NAME OF REPORTING PERSON:		RCG Baldwin, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	-0-
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		-0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.0%
14.	TYPE OF REPORTING PERSON:		PN

CUSIP No. 03060R101	13D	Page 6

1.	NAME OF REPORTING PERSON:		BEI Arch Holdings, LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	30,347,240
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	30,347,240
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		30,347,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.3%
14.	TYPE OF REPORTING PERSON:		00

CUSIP No. 03060R101	13D	Page 7

1.	NAME OF REPORTING PERSON:		BEI – Longhorn, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	30,347,240
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	30,347,240
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		30,347,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		26.3%
14.	TYPE OF REPORTING PERSON:		00

CUSIP No. 03060R101	13D	Page 8

1.	NAME OF REPORTING PERSON:		RCG Sextant Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	697,240
	9.	SOLE DISPOSITIVE POWER:	697,240
	10.	SHARED DISPOSITIVE POWER:	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		697,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 9

1.	NAME OF REPORTING PERSON:		RCG Enterprise, Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	327,760
	9.	SOLE DISPOSITIVE POWER:	327,760
	10.	SHARED DISPOSITIVE POWER:	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		327,760
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 10

1.	NAME OF REPORTING PERSON:		Ramius LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,025,000
	9.	SOLE DISPOSITIVE POWER:	1,025,000
	10.	SHARED DISPOSITIVE POWER:	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14.	TYPE OF REPORTING PERSON:		IA, OO

CUSIP No. 03060R101	13D	Page 11

1.	NAME OF REPORTING PERSON:		C4S & Co., L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,025,000
	9.	SOLE DISPOSITIVE POWER:	1,025,000
	10.	SHARED DISPOSITIVE POWER:	-0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14.	TYPE OF REPORTING PERSON:		OO

CUSIP No. 03060R101	13D	Page 12

1.	NAME OF REPORTING PERSON:		Peter A. Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,025,000
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,025,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14.	TYPE OF REPORTING PERSON:		IN

CUSIP No. 03060R101	13D	Page 13

1.	NAME OF REPORTING PERSON:		Morgan B. Stark
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,025,000
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,025,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14.	TYPE OF REPORTING PERSON:		IN

CUSIP No. 03060R101	13D	Page 14

1.	NAME OF REPORTING PERSON:		Thomas W. Strauss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,025,000
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,025,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14.	TYPE OF REPORTING PERSON:		IN

CUSIP No. 03060R101	13D	Page 15

1.	NAME OF REPORTING PERSON:		Jeffrey M. Solomon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	-0-
	8.	SHARED VOTING POWER:	1,025,000
	9.	SOLE DISPOSITIVE POWER:	-0-
	10.	SHARED DISPOSITIVE POWER:	1,025,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,025,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		Less than 1%
14.	TYPE OF REPORTING PERSON:		IN

This Amendment No. 8 (this “Amendment”) amends the Statement on Schedule 13D originally filed on January 22, 2008 (the “Original Schedule”) by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 through 7, is referred to as the “Schedule 13D”) by the Reporting Persons and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the “Common Stock”), of AmeriCredit Corp., a Texas corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

After giving effect to the Group Status Termination Notice, the Termination Agreement and the Joint Filing Termination Notice described in Item 6 hereof (collectively, the “Group Termination Agreements”), RCG Sextant Master Fund, Ltd., RCG Enterprise, Ltd., Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon (collectively, the “Ramius Reporting Persons”) are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment to the Schedule 13D.

In March 2008, Baldwin transferred its 29,336,440 shares of Common Stock (including 3,250,000 shares of Common Stock acquired on March 14, 2008 upon exercise of the Lehman Options) to its indirect subsidiary, BEI-Longhorn, LLC (“BEI Longhorn”). BEI Longhorn is a direct subsidiary of BEI Arch Holdings, LLC (“BEI Arch”), which in turn is a direct subsidiary of Baldwin. As a result, RCG Baldwin is no longer a Leucadia Reporting Person and BEI Longhorn and BEI Arch are Leucadia Reporting Persons.

BEI Longhorn is a member managed Delaware limited liability company with its office located at 529 East South Temple, Salt Lake City, Utah 84102. BEI Longhorn is a holding company for the Leucadia Reporting Persons’ investment in the Company. All of its membership interests are owned by BEI Arch.

BEI Arch is a member managed Delaware limited liability company with its office located at 529 East South Temple, Salt Lake City, Utah 84102. BEI Arch is an indirect holding company for Leucadia Reporting Persons’ investment in the Company. All of its membership interests are owned by Baldwin.

The name, business address, present principal occupation or employment and citizenship of each executive officer of BEI Longhorn and BEI Arch is set forth on Amendment No. 1 to Schedule A hereto.

(d)-(e) During the last five years none of BEI Longhorn, BEI Arch or any of their respective executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal of state securities laws of finding any violation with respect to such laws.

The remaining Leucadia Reporting Persons (including BEI Longhorn and BEI Arch) will continue filing as a group the statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

As of July 28, 2008, after giving effect to the Group Termination Agreements, the Leucadia Reporting Persons may be deemed to beneficially own an aggregate of 30,347,240 shares of Common Stock, representing approximately 26.3% of the shares of Common Stock presently outstanding and the Ramius Reporting Persons may be deemed to beneficially own, excluding any shares that are subject to the exchange-traded put options reported in Item 6 of the Original Schedule, an aggregate of 1,025,000 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding. All percentages in this Item 5 are based on 115,209,818 shares of Common Stock outstanding as of April 30, 2008, as set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008. The Leucadia Reporting Persons and the Ramius Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other Reporting Person.

(1)	The Leucadia Reporting Persons.

(a)	As of July 28, 2008, the Leucadia Reporting Persons beneficially owned the following shares of Common Stock:

(i) BEI Longhorn is the owner of an aggregate of 30,347,240 shares of Common Stock, representing approximately 26.3% of the shares of Common Stock presently outstanding.

(ii) By virtue of its ownership of all of the outstanding membership interests in BEI Longhorn, for purposes of this Statement on Schedule 13D, BEI Arch may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by BEI Longhorn.

(iii) By virtue of its ownership of all of the outstanding membership interests in BEI Arch, for purposes of this Statement on Schedule 13D, Baldwin may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by BEI Longhorn.

(iv) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by BEI Longhorn.

(v) By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by BEI Longhorn.

(vi) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

(b) BEI Arch, Baldwin, Leucadia and Phlcorp may be deemed to share voting and dispositive power with respect to the 30,347,240 shares of Common Stock owned by BEI Longhorn reflected in this Statement on Schedule 13D.

(c) Except as set forth in the following table or as previously reported in the Schedule 13D, the Leucadia Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement (all purchases reflected below were made in open market transactions):

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share (excluding commission)

BEI-Longhorn	05/27/08	Purchase	100,800	$12.98
BEI-Longhorn	05/28/08	Purchase	160,000	$12.97

(d)	Not applicable.

(e)	Not applicable.

(2)	The Ramius Reporting Persons.

(a) As of July 28, 2008, the Ramius Reporting Persons beneficially owned the following shares of Common Stock:

(i) RCG Sextant beneficially owns an aggregate of 697,240 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

(ii) RCG Enterprise beneficially owns an aggregate of 327,760 shares of Common Stock, representing less than 1% of the shares of Common Stock presently outstanding.

(iii) As investment manager of RCG Enterprise and RCG Sextant, Ramius may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned in the aggregate by RCG Enterprise and RCG Sextant.

(iv) As the managing member of Ramius, C4S may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned in the aggregate by RCG Enterprise and RCG Sextant.

(v) As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the 1,025,000 shares of Common Stock owned in the aggregate by RCG Enterprise and RCG Sextant.

(b) Each of the Ramius Reporting Persons has sole dispositive power of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof, except that each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon has shared dispositive power of the shares of Common Stock reported as beneficially owned by him in Item 5(a) hereof.

(c) The Ramius Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)	Not applicable.

(e) On July 28, 2008, after giving effect to the Group Termination Agreements, the Ramius Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On July 28, 2008, the Ramius Reporting Persons notified the Leucadia Reporting Persons of the termination of their status as a “group” with the Leucadia Reporting Persons for purposes of Section 13(d)(3) of the Exchange Act with respect to the securities of the Company (the “Group Status Termination Notice”). The Group Status Termination Notice is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 28, 2008, Baldwin, on the one hand, and Ramius and its affiliated entities, on the other hand, entered into a Termination Agreement (the “Termination Agreement”) for the termination of that certain voting and proxy agreement, dated January 28, 2008. The Termination Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On July 28, 2008, the Ramius Reporting Persons notified Leucadia of the termination of their obligations under that certain Joint Filing Agreement, dated January 22, 2008, as amended on February 7, 2008 (the “Joint Filing Termination Notice”). The Joint Filing Termination Notice is attached hereto as Exhibit 99. and is incorporated herein by reference.

On July 28, 2008, the remaining Leucadia Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 6 of the Statement is hereby supplemented, with effect from the date of this Amendment, by adding the following exhibits:

EXHIBIT 99.1	Group Status Termination Notice, dated July 28, 2008.

EXHIBIT 99.2	Termination Agreement, dated July 28, 2008.

EXHIBIT 99.3	Joint Filing Termination Notice, dated July 28, 2008.

EXHIBIT 99.4	Joint Filing Agreement, dated July 28, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2008

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President and Chief Financial Officer

PHLCORP, INC.

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President

BEI ARCH LLC

By: Baldwin Enterprises, Inc.

Its Sole Member
By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President

BEI-LONGHORN LLC

By: BEI Arch LLC

Its Sole Member

By: Baldwin Enterprises, Inc.

Its Sole Member
By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President

RCG BALDWIN, L.P.

By: Ramius Advisors, LLC

Its General Partner

By: Baldwin Enterprises, Inc.

As Attorney-In-Fact
By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President

RCG SEXTANT MASTER FUND, LTD.

By: Ramius LLC

Its Investment Manager

By: C4S & Co., L.L.C.

As Managing Member

RCG ENTERPRISE, LTD

By: Ramius LLC

Its Investment Manager

By: C4S & Co., L.L.C.

As Managing Member

RAMIUS LLC

By: C4S & Co., L.L.C.

As Managing Member

C4S & CO., LLC

By:	/s/ Jeffrey M. Solomon

Name: Jeffrey M. Solomon

Title: Authorized Signatory

/s/ Jeffrey M. Solomon

JEFFREY M. SOLOMON

Individually and as attorney-in-fact for

Peter A. Cohen, Morgan B. Stark and

Thomas W. Strauss

EXHIBIT INDEX

Exhibit No.

1.	Group Status Termination Notice, dated July 28, 2008.
2.	Termination Agreement, dated July 28, 2008.
3.	Joint Filing Termination Notice, dated July 28, 2008.
4.	Joint Filing Agreement, dated July 28, 2008.

Amendment No. 1 to Schedule A

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers of BEI Longhorn and BEI Arch is set forth below. Unless otherwise specified, the business address of each person listed below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010. To the knowledge of the Reporting Persons, each person listed below is a United States citizen.

For purposes of this Amendment No. 1 to Schedule A, Leucadia is “(a)”, Phlcorp is “(b)” Baldwin is “(c)” BEI Longhorn is “(d)” and BEI Arch is “(e)”.

Name and Business Address	Offices	Principal Occupation or Employment
Philip M. Cannella	Vice President of (b),(c), (d) and (e)	Assistant Vice President of (a)
Thomas E. Mara	Executive Vice President of (a); President of (b); Executive Vice President of (c), (d) and (e)	Executive Vice President of (a)
Joseph A. Orlando	Vice President and Chief Financial Officer of (a); Vice President of (b) and (c); President of (d) and (e)	Vice President and Chief Financial Officer of (a)
Barbara L. Lowenthal	Vice President and Comptroller of (a); Vice President of (c), (d) and (e)	Vice President of (a)
Joseph M. O’Connor	Vice President of (a); Vice President of (b), (c), (d) and (e)	Vice President of (a)
Rocco J. Nittoli	Treasurer of (c), (d) and (e); Vice President and Treasurer of (b) and (d)	Treasurer of (a)

Name and Business Address	Offices	Principal Occupation or Employment
Corinne A. Maki	Vice President & Assistant Secretary of (c), Vice President of (d) and (e)	Vice President & Assistant Secretary of (c)